SECURITIE[S AND EXCHANGE COMMIS]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

UnionBanc Investment Services, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 South Figueroa Street, 2nd Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milan Konkol, VP — 213-236-7884 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	California	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ken Lepore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UnionBanc Investment Services, LLC. (the "Company") as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JACQUELYN SMITH
Commission # 1310782
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2005

This report** contains (check all applicable boxes):

X		Independent Auditors' Report
X	(a)	Facing Page.
X	(b)	Balance Sheet
X	(c)	Statement of Operations.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Member's Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
X	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
X	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
X	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable).
X	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
UnionBanc Investment Services, LLC.

We have audited the accompanying statement of financial condition of UnionBanc Investment Services, LLC. (a Delaware limited liability company and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of UnionBanc Investment Services, LLC. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of UnionBanc Investment Services, LLC. as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation For Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 24, 2005

UNIONBANC INVESTMENT SERVICES, LLC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 60,402,517
Cash segregated under federal regulations	44,233
Receivables	1,258,894
Due from clearing broker	281,976
Due from Parent and Affiliates	847,010
Other assets	83,633
TOTAL	$ 62,918,263

LIABILITIES AND MEMBER'S EQUITY

TOTAL LIABILITIES—Accounts payable and accrued expenses	$ 1,670,832
MEMBER'S EQUITY	61,247,431
TOTAL	$ 62,918,263

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commission income	$32,817,902
Referral fees	1,260,317
Interest income	842,000
Other revenues	290,291
Total revenues	35,210,510
EXPENSES:	
Salaries and employee benefits	15,913,000
Management fees	6,156,619
Clearing expenses	2,099,641
Occupancy and equipment	1,022,166
Professional services	307,900
Communications	272,432
Analytical and information services	239,704
Regulatory fees	152,547
Other	830,336
Total expenses	26,994,345
INCOME BEFORE INCOME TAXES	8,216,165
INCOME TAX EXPENSE	3,150,408
NET INCOME	$ 5,065,757

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,065,757
Adjustments to reconcile net income to net cash provided by operating activities—changes in operating assets and liabilities:	
Cash segregated under federal regulations	13,267
Receivables	17,606
Due from clearing broker	(52,971)
Due from Parent and Affiliates	(390,221)
Other assets	74,854
Accounts payable and accrued expenses	279,556
Total adjustments	(57,909)
Net cash provided by operating activities	5,007,848
INCREASE IN CASH AND CASH EQUIVALENTS	5,007,848
CASH AND CASH EQUIVALENTS—Beginning of year	55,394,669
CASH AND CASH EQUIVALENTS—End of year	$ 60,402,517
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION—Cash paid during the year for income taxes	$ 3,505,029

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Number of Shares	Common Stock	Paid-in Capital	Retained Earnings	Member's Equity	Total
BALANCE—January 1, 2004	25,000	$ 25,000	$ 797,948	$ 55,358,726	-	$ 56,181,674
Net income before merger	-	-	-	4,538,760	-	4,538,760
Transfer to member's equity	(25,000)	(25,000)	(797,948)	(59,897,486)	60,720,434	-
Net income after merger	-	-	-	-	526,997	526,997
BALANCE—December 31, 2004	-	$ -	$ -	$ -	$ 61,247,431	$ 61,247,431

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a Delaware limited liability company that is a wholly-owned subsidiary of Union Bank of California, N.A. (the "Parent"), a wholly-owned subsidiary of UnionBanCal Corporation (the "Holding Company"). The Holding Company and its subsidiaries, excluding the Parent, are collectively referred to as the Company's "Affiliates". The Company is also a registered investment advisor under the Investment Advisors Act of 1940.

The Company provides its services in three core product areas: annuities, mutual funds, and fixed income products. These services are delivered through a sales program consisting primarily of dedicated investment specialists. Commission income, which includes sales commission and 12(b)-1 fee income, from the Company's core products, comprises more than 93 percent of its revenue.

On October 1, 2004, UBOC Investment Services, Inc. was merged into the Company with the Company continuing as the surviving entity. Prior to that date, the services described above were provided by UBOC Investment Services, Inc. The Company was newly formed for the transaction and treated as a merger of entities under common control. All results of operation and balances were transferred at book value.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash and investments in U.S. Treasury bills and commercial paper that have original maturities of 90 days or less.

Income Taxes—The Company's operating results are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company's operating results are included in the unitary tax return filed by the Holding Company and the Holding Company's affiliates. The Company is a single-member LLC and is subject to a tax sharing agreement with the Holding Company whereby a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operating results. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2004 operations under tax laws.

Recognition of Revenue and Expense—Revenues are recorded when earned and expenses are recorded when incurred. Commission revenues and expenses are recorded on a trade-date basis.

Comprehensive Income—Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, requires that an enterprise report, by major components and as a single total, the change in net assets during the period from nonowner sources. For the year ended December 31, 2004, comprehensive income was equal to the Company's net income.

3. RESERVE REQUIREMENTS

The Company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company periodically holds funds on behalf of customers to facilitate customer withdrawals from their brokerage accounts and from their maturing certificates of deposit. In addition, at December 31, 2004, the Company held $19,234 in cash related to settlement of previous mutual fund breakpoint discounts due to customers. Accordingly, the Company is subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and is required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3. At December 31, 2004, $44,233 was segregated under these requirements, which was $23,933 in excess of its required reserve of $20,300.

4. INCOME TAXES

The components of the Company's provision for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense:			
Federal	$2,754,930	$ (16,340)	$2,738,590
State	414,275	(2,457)	411,818
Total income tax expense	$3,169,205	$ (18,797)	$3,150,408

In addition, pursuant to the Company's tax sharing agreement with the Holding Company (see Note 2), the Company had a receivable from the Parent of $772,010 at December 31, 2004.

5. REFERAL FEES

The Parent's Syndications and Placements group has solicited Wedbush Morgan Securities, a third-party broker-dealer and others, to advise, place and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2004, the Company referred 23 transactions that have closed and received $1,260,317 in referral fees. Of the total referral fees received, $1,093,985 were received by third-party broker-dealers.

6. RELATED-PARTY TRANSACTIONS

The Company earns commissions on sales of the HighMark Funds, as well as fees based on the average balances maintained in those funds. The HighMark Funds are a family of mutual funds managed by an affiliate of the Parent. For the year ended December 31, 2004, income related to these commissions and 12(b)-1 fees amounted to $9,090,071.

The Company performs various brokerage services for the Parent and Affiliates. For the year ended December 31, 2004, income related to these brokerage services amounted to $4,119,624 which is recorded within commission income.

The Company also has a revenue sharing agreement with the Parent whereby a percentage of the commission income on trades executed over government and municipal securities was reimbursed to the Parent and treated as a reduction of the Company's revenue. For the year ended December 31, 2004, the Company paid $1,710,300 to the Parent in accordance with the revenue sharing agreement mentioned above.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, including all direct employee and occupancy and equipment expenses related to the operation of the Company. In addition, the Company reimburses the Parent for all other reasonable and necessary out-of-pocket expenses incurred by the Parent in connection with the services rendered. Expenses for the year ended December 31, 2004 were $15,913,000 for employee salaries and benefits and $1,022,166 for occupancy and equipment. The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds and foreign and domestic securities. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent based on eligible employees' salaries.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions to a combined maximum of 25 percent. The Parent contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Parent may make a discretionary annual profit-sharing contribution up to 2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan and depends on the Parent's annual financial performance. All employer contributions are tax deductible by the Parent.

The Parent provides certain healthcare benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The healthcare cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the healthcare plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit sharing, and postretirement benefits expenses aggregated $509,870 in 2004, which is included in the total employee salaries and benefits expense allocated from the Parent.

Intercompany management fees paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services, for the year ended December 31, 2004, were $6,156,619.

At December 31, 2004, the Company had cash of $1,446,750 deposited in noninterest-bearing checking accounts at the Parent. Investments in commercial paper of $59,000,000 were also held in custody by the Parent.

In 2004, the Parent re-evaluated its underwriting referral program to exclude its private equity business from Tokyo Mitsubishi Securities New York and Tokyo Mitsubishi International London, both of which are affiliates of Mitsubishi-Tokyo Financial Group, Inc., which owns 62% of the Holding Company. Currently, the Company participates in the referral fee program. For the year ended December 31, 2004, the Company received $166,332 in referral fees from these related parties.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $59,381,072 which was $59,131,072 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by National Financial Services, LLC ("NFS"). As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

NFS Clearing Agreement—The Company participates in a clearing agreement with NFS, a subsidiary of Fidelity Investments, Inc. Under the terms of the NFS agreement, NFS acts as sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are reported as assets and liabilities of NFS. The Company, as introducing broker, shares in gross commissions on a percentage basis with NFS and is responsible for the collection of the margin required to support transactions in margin accounts, for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold, and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent.

Portfolio Connection—Portfolio connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The customers' funds are held at NFS. The Company may be liable for potential overdrafts in customer accounts.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information from NFS on a daily basis.

9. CONTINGENCIES

The Company is a party to legal actions which arise from time to time as part of its normal course of business. The Company believes, after consultation with legal counsel, that it has meritorious defenses in these actions, and the liability, if any, will not have a material adverse effect on the Company's financial position or results of operations.

10. SUBSEQUENT EVENTS

As part of the Parent's strategy to consolidate brokerage-related activities in a single entity, on January 1, 2005 the Parent transferred certain trading account assets and liabilities to the Company allowing the Company to engage in principal trading. The transfer was valued at fair market value at the point of transfer and the excess of the fair value of assets over liabilities was treated as a capital contribution.

In addition, the Company entered into a revolving line of credit agreement with the Parent on January 1, 2005. The agreement allows the Company to borrow up to $350 million as needed to fund the purchase of securities. Interest is payable monthly in arrears based on weighted average of Fed Funds overnight rate. The agreement expires on December 31, 2005, but is subject to renewal.

* * * * * *

UNIONBANC INVESTMENT SERVICES, LLC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

NET CAPITAL—Total member's equity from statement of financial condition	$61,247,431
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets included in the following statement of financial condition captions:	
Receivables	1,010,716
Due from Parent and Affiliates	772,010
Other assets	83,633
Total	1,866,359
NET CAPITAL	59,381,072
MINIMUM NET CAPITAL REQUIRED (Greater of $250,000 or 6-2/3% of aggregate indebtedness)	250,000
EXCESS NET CAPITAL	$59,131,072
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION (Total Liabilities at December 31, 2004)	$ 1,670,832
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL (Maximum of 15.0 to 1.0)	0.03 to 1

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2004, computed by UnionBanc Investment Services, LLC., in its unaudited Form X-17A-5, Part II as filed, does not differ materially from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 100
Breakpoint discount on mutual funds due to customers	19,234
Total	19,334
DEBIT BALANCES	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$19,334
105% OF EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$20,300
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNT AT DECEMBER 31, 2004	$44,233

The computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2004, computed by UnionBanc Investment Services, LLC. in its unaudited Form X-17A-5, Part II as filed, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2004 (for which instructions to reduce to possession or control had been issued as of December 31, 2004 for which the required action was not taken by the Company within the timeframes specified under Rule Rule 15c3-3):

A. Market value	None
B. Number of items	None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:

A. Market value	None
B. Number of items	None

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2005

UnionBanc Investment Services, LLC.
445 South Figueroa Street
Los Angeles, California 90071

Board of Directors and Member of
UnionBanc Investment Services, LLC.

In planning and performing our audit of the financial statements of UnionBanc Investment Services, LLC. (a California limited liability company and a wholly owned subsidiary of Union Bank of California, N.A.) (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP